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10027938

Securities and Exchange Commission
RECEIVED

MAR 0 1 2010

Branch of Registrations
and Examinations

SECU... MISSION
...ashington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-49243

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
RA CAPITAL ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12340 EL CAMINO REAL, SUITE 450
(No. and Street)

SAN DIEGO	CA	92130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KATHLEEN SCOTT **(858)704-3200**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
ERNST & YOUNG LLP
(Name – *of individual, state last, first, middle name*)

725 S FIGUEROA STREET	LOS ANGELES	CA	90017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, KATHLEEN D. SCOTT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of RA CAPITAL ADVISORS LLC, as of DECEMBER 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public

K. G. MERCADO
COMM. #1658990
Notary Public - California
San Diego County
My Comm. Expires Apr. 18, 2010

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RA Capital Advisors LLC

Statement of Financial Condition

December 31, 2009

Contents

Ernst & Young
Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418
Tel: +1 213 977 3200
Fax: +1 213 977 3729
www.ey.com

Report of Independent Registered Public Accounting Firm

The Members
RA Capital Advisors LLC

We have audited the accompanying statement of financial condition of RA Capital Advisors LLC (the "Company") as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of the Company's internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RA Capital Advisors LLC at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 16, 2010

RA Capital Advisors LLC

Statement of Financial Condition

December 31, 2009

Assets	
Cash and cash equivalents	$ 1,397,838
Accounts receivable, net of allowance for doubtful accounts of $567,633	239,765
Due from affiliated companies	25,464
Prepaid expenses	195,572
Property and equipment, net of accumulated depreciation and amortization of $776,867	131,869
Other assets	29,892
Total assets	$ 2,020,400
Liabilities and members' equity	
Liabilities	
Accounts payable and accrued liabilities	$ 159,399
Deferred rent	21,693
Deferred revenue	150,000
Total liabilities	331,092
Members' equity	1,689,308
Total liabilities and members' equity	$ 2,020,400

See accompanying notes.

RA Capital Advisors LLC

Notes to Statement of Financial Condition

December 31, 2009

1. The Company

RA Capital Advisors LLC (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 (the "Act"). The Company's principal business consists of consultations with respect to merger and acquisition transactions, and business and financial analysis. The majority of the Company's revenues are derived from such consultation services.

The Company was formed in the state of Delaware in December 2002. During 2005, the Company underwent a restructuring which resulted in new ownership of the Company, and the renaming of the Company from Relational Advisors LLC to RA Capital Advisors LLC.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Company prepares the Statement of Financial Condition in accordance with U.S. generally accepted accounting principles.

The Company has evaluated all subsequent events through February 16, 2010, which is the issuance date of the Statement of Financial Condition, and concluded that no subsequent events have occurred that would require recognition or disclosure.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of less than 90 days as cash equivalents. Cash and cash equivalents include cash in readily available checking, money market and brokerage accounts.

The carrying amounts of cash and cash equivalents, accounts receivable, prepaid expenses and other assets, accounts payable and accrued liabilities approximate fair value because of the short-term nature of those instruments.

2. Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment consisted of the following at December 31, 2009:

Furniture and fixtures	$ 488,935
Computer hardware	342,557
Leasehold improvements	77,244
Total	908,736
Less: accumulated depreciation and amortization	(776,867)
Property and equipment, net	$ 131,869

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the asset (three to five years) using the straight-line method. Leasehold improvements are amortized over the shorter of the remaining lease term or useful life of the improvement.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Income Taxes

The Company is classified as a partnership for income tax purposes. Accordingly, all tax attributes (items of gain, loss, credits, etc.) will be passed through to its members. Although the Company is not subject to income taxes, it is liable for various state fees.

Effective for the year ended December 31, 2009, the Company adopted accounting guidance with respect to how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The guidance requires the accounting and disclosure of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold

2. Summary of Significant Accounting Policies (continued)

would be recorded as a tax benefit or expense in the current year. Management of the Company is required to analyze all open tax years (2006-2009), as defined by the statute of limitations, for all major jurisdictions, which includes federal and certain states. The Company has had no examinations in progress and none are expected at this time. As of December 31, 2009, management of the Company has reviewed all open tax years and major jurisdictions and concluded the adoption of the new accounting guidance resulted in no impact to the Company's financial position. There is no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken in future tax returns.

3. Net Capital Requirement

The Company, as a registered broker and dealer in securities, is subject to the uniform net capital rule of the Securities and Exchange Commission (the "SEC") under Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, does not exceed 15 to 1. The SEC requirements also provide that equity capital may not be withdrawn or distributions paid if certain minimum net capital requirements are not met. At December 31, 2009, the Company's net capital, as defined, was $1,038,789 as compared to a minimum requirement of $10,627, and its ratio of aggregate indebtedness to net capital was .15 to 1.

4. Related-Party Transactions

As of December 31, 2009, the Company had amounts due from affiliated companies of $25,464, which represent reimbursement for expenses paid by the Company on behalf of affiliated companies.

5. Commitments

The Company has an office lease agreement expiring in 2010. The Company is obligated to make future minimum lease payments under this agreement as follows:

Ten months ending October 31, 2010	$ 343,018

6. Indemnification Agreements

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Ernst & Young LLP

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STATEMENT OF FINANCIAL CONDITION

RA Capital Advisors LLC
December 31, 2009
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG